UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
6-68040

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: McIntyre Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 Columbus Circle - 15th Floor
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David McPhedran	646-450-3554	dmcphedran@mcintyrecap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company
(Name – if individual, state last, first, and middle name)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

11/20/2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David McPhedran _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of McIntyre Capital Partners, LLC _____, as of December 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Managing Partner

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGEMENT

STATE OF NEW YORK

COUNTY OF DUTCHESS, ss:

On the 27th day of February, in the year 2026, before me the undersigned, personally appeared David McPhedran, personally known to me or proved to me on the basis of satisfactory evidence, to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capactiy(ies), and that by his/her/their signature(s) on the instrument, the individual(s) or the person on behalf of which the individual(s) acted, executed the instrument.

BETHANY LOWE
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LO0023249
Qualified in Dutchess County
My Commission Expires 04-05-2028

Bethany Lowe
Notary Public

OPTIONAL - *Description of attached document*

Title or Type of Document: Oath or Affirmation - SEC # 6-68040

Document Date: ______

Number of Pages: 2

MCINTYRE CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

MCINTYRE CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONTENTS



<center>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</center>

To the Member of McIntyre Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of McIntyre Capital Partners, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of McIntyre Capital Partners, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of McIntyre Capital Partners, LLC's management. Our responsibility is to express an opinion on McIntyre Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to McIntyre Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule III) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of McIntyre Capital Partners, LLC's financial statements. The supplemental information is the responsibility of McIntyre Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as McIntyre Capital Partners, LLC's auditor since 2025.

Austin, Texas
February 20, 2026

MCINTYRE CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

	Dec 31, 2025
ASSETS	
Current Assets	
Checking/Savings	
JP Morgan Chase Bank	18,863
Web CRD	460
Total Checking/Savings	19,323
Accounts Receivable	0
Other Current Assets	
Security Deposit	2,500
Pre-Paid Expense	6,822
Total Other Current Assets	9,322
Total Current Assets	28,645
TOTAL ASSETS	**$28,645**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	12,763
Total Accounts Payable	12,763
Credit Cards	
American Express	112
Total Credit Cards	112
Total Current Liabilities	12,875
Total Liabilities	12,875
Equity	
Paid-in-Capital	5,000
Members Draw	(457,241)
Members Equity	447,407
Net Income	20,603
Total Equity	15,769
TOTAL LIABILITIES & EQUITY	**$28,644**

The accompanying notes are an integral part of these financial statements.

MCINTYRE CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31st, 2025

	Jan - Dec 25
Ordinary Income/Expense	
Income	
Commission Income	191,000
Advisory Fees	75,225
Other Revenue	18,421
Total Income	284,646
Expense	
Commissions	172,289
Office	
Dues and Subscriptions	11,831
Rent Expense	13,330
Hardware	2,869
Software	4,933
Telephone Expense	802
Computer and Internet Expenses	607
Printing and Reproduction	645
Postage & Delivery	196
Office Supplies	67
Total Office	35,280
Regulatory	
Consulting Advisory Fees	14,714
Registration Fees	2,315
SIPC Dues	899
Fidelity Bond Insurance	413
Total Regulatory	18,341
Accounting, Legal, Banking	
Accounting	28,660
Legal Expenses	0
Bank Service Charges	1,293
Total Accounting, Legal, Banking	29,953
Travel	
Airfare	712
Automobile	1,661
Hotels	1,406
Train, Taxi, Auto, Parking	1,973
Meals and Entertainment	428
Total Travel	6,180
Intern Bonus	2,000
Total Expense	264,043
Net Ordinary Income	20,603
Net Income	**$20,603**

The accompanying notes are an integral part of these financial statements.

MCINTYRE CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR DECEMBER 31, 2025

		2025
Balance - December 31, 2024	$	16,218
Member's capital contributions in 2025		-
Member's capital withdrawals in 2025		(21,053)
Net income in 2025		20,603
Balance - December 31, 2025	**$**	**15,769**

The accompanying notes are an integral part of these financial statements.

MCINTYRE CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31st, 2025

	Jan - Dec 25
OPERATING ACTIVITIES	
Net Income	20,603
Change in A/R	30,000
Change in Other Assets	(6,822)
Change in Current Liabilites	(14,799)
Change in Assets and Liabilities	8,379
Net cash provided by Operating Activities	28,983
FINANCING ACTIVITIES	
Equity Distributions	(21,053)
Non-cash Contribution	0
Equity Contributions	0
Net cash provided by Financing Activities	(21,053)
Net cash decrease for period	7,930
Cash at beginning of period	11,393
Cash at end of period	**$19,323**
Cash Paid for Interest	0
Cash Paid for Taxes	0

The accompanying notes are an integral part of these financial statements.

MCINTYRE CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025

Note 1 - Organization and Nature of Business

McIntyre Capital Partners, LLC (the "Company"), is a broker-dealer registered with the Security and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created on May 21, 2008 as a Washington State Limited Liability Company. The Company offers merger and acquisition advisory services and helps clients raise capital via private placements.

Note 2 - Significant Accounting Policies

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid assets purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable

The Company records trade accounts receivable from customers based on monthly billings for services performed. The past due status of individual accounts is determined by the related customer contracts.

The Company evaluates receivable balances on an ongoing basis and establishes an allowance for doubtful accounts based on specific accounts identified as at risk or uncollectible. Accounts deemed uncollectible are written off when collection is considered unlikely.

As of December 31, 2025 the Company's allowance for doubtful accounts was $0.

Revenue recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers, which requires revenue to be recognized when control of the promised services is transferred to customers in an amount that reflects the consideration which the Company expects to be entitled.

The recognition and measurement of revenue are based on an evaluation of the specific terms of each contract. Significant judgment is required to determine:

- Whether performance obligations are satisfied at a point in time or over time.
- The appropriate allocation of transaction prices where multiple performance obligations exist, and

- The appropriate measure of the Company's progress under each contract.

Each contract is assessed individually to determine whether revenue should be recognized over time as services are performed or at a point in time when the performance obligation is satisfied.

Commissions

The Company provides advisory services in connection with mergers and acquisitions, capital raising, debt financing and other strategic transactions. Revenue from these services is recognized when the performance obligation under the contract is satisfied, which typically occurs at the closing of the transaction, when the related fees become due and payable.

For engagements involving multiple services, the Company evaluates whether the services constitute distinct performance obligations and, if so, allocates transaction prices accordingly. For success-based fees, revenue is recognized at the point in time when the transaction is completed and all significant contingencies have been resolved.

Advisory Fees

Advisory Fees are recognized as revenue when the related performance obligation, as defined in the client agreement, is satisfied. Advisory Fees are generally considered distinct from success-based fees and are recognized either over time as services are provided or at the earlier completion of the specific service or receipt of payment, provided no significant contingencies remain.

As of December, 31st 2025, the Company has no deferred revenue related to investment banking contracts.

The Company offers no warranties, guarantees or refunds.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Expense Reimbursements

During the normal course of business, the Company enters into various contracts that may include a reimbursement for expenses or regulatory fees incurred while performing services under that contract. These reimbursements are recorded as a reduction of the corresponding expense when received.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date up to February 18, 2026 for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the

Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 3 - Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2025.

Note 4 - Concentrations of Credit Risk

The Company maintains cash balances at financial institutions that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. There was no such excess amount at December 31, 2025.

Note 5 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $6,448 which was $1,448 above its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 6 – Income Taxes

The Company is a limited liability company and, as such, is not a taxpaying entity for federal and state income tax purposes. The income of the Company is reported by the members on their respective returns. Accordingly, no provision for federal or state income taxes or income tax recoveries is recorded in the financial statements of the Company as of December 31, 2025. The Company is subject to New York City unincorporated business tax.

Uncertain tax positions - The Company adopted the provisions of "*Accounting for Uncertainty in Income Taxes*" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Under *Accounting for Uncertainty in Income Taxes*, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2025, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress. The tax returns are open to examination by taxing authorities for the years after 2022.

Note 7 – Commitments

The Company had a lease for its New York City office with Emerge212, LLC from January 1, 2025 through December 31, 2025 for $1,200 per month. The Company renewed their lease on January 1st, 2026 for $1,284 per month. The lease expires December 31, 2026.

Risks Management

The Company maintains various forms of insurance that Company's management believes are adequate to reduce the exposure of these risks to an acceptable level.

Note 8 – Litigation

The Company, from time to time, may be involved in litigation relating to claims arising out of its normal course of business. Management believes that there are no claims or actions pending or threaten against the Company. the ultimate disposition of which could have a material impact on the Company's financial position, results of operations or cash flows.

Note 9 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including private placement transactions, investment banking, investment advisory and M&A advisory.

The Company has a Chief Operating Decision Maker ("CODM"), who used net income and excess net capital in order to make operational decisions while maintaining capital adequacy such as whether to reinvest profits or pay dividends. Our operations constitute a single operating segment because the Company effects transactions in various securities within the United States. The CODM manages the business activities using information of the Company as a whole and decides how to allocate resources based on net income that is reported on the income statement as net income. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (See Note 2) and excess net capital is measured in accordance with SEC Rule 15c3-1.

The Company's CCO is the CODM.

Three customers account for 67%, 16% and 10% of revenue, respectively.

Note 10 – Expense Sharing

The Company has an Expense Sharing agreement with its parent company affiliate that it may utilize from time to time for certain expenses between the two entities. The parent affiliate paid Company $2,259 to off-set corporate formation expenses incurred in 2025.

MCINTYRE CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE
COMMISSION AS OF DECEMBER 31, 2025

	December 31, 2025
ASSETS	
Allowable Assets	
Cash	19,322
Other	0
Total Allowable Assets	19,322
Non-Allowable Assets	9,322
TOTAL ASSETS	28,644
LIABILITIES & EQUITY	
Aggregate Indebtedness	
Accounts Payable	12,875
Total Aggregate Indebtedness	12,875
Equity	
Members Draw	(457,241)
Paid in Capital	5,000
Members' Equity	447,407
Net Income	20,603
Total Equity	15,769
TOTAL LIABILITIES & EQUITY	28,644
TOTAL EQUITY	15,769
Less Non-allowable assets	9,322
NET CAPITAL	6,447
Less the greater of:	
6 2/3% of Aggregate Indebtednes	857
MINIMUM NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	1,447
EXCESS NET CAPITAL at 120%	447
Net Capital Percentage of Requirement	129%
Aggregate Indebtedness Ratio	199.71%

The accompanying notes are an integral part of these financial statements.

There are no material differences between the amounts presented above and
the amounts presented in the Company's December 31, 2025 unaudited FOCUS
Report, as amended February 15, 2026.

MCINTYRE CAPITAL PARTNERS, LLC
SCHEDULE II and III
DECEMBER 31, 2025

Schedule II

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

With respect to computation for determination of reserve requirements under Rule l5c3-3, the Company does not claim an exemption from Rule l5c3-3 in reliance upon footnote 74 of SEC Release NO. 34- 70073 dated July 30th, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company does not hold funds or securities for, or owe money or securities to customers.

Schedule III

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

With respect to computation for determination of reserve requirements under Rule l5c3-3, the Company does not claim an exemption from Rule l5c3-3 in reliance upon footnote 74 of SEC Release NO. 34- 70073 dated July 30th, 2013, and as discussed in Question 8 on the related FAQ released by SEC staff. The Company did not maintain possession or control of any customer funds securities.



February 20, 2026

MCINTYRE CAPITAL PARTNERS, LLC
EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2025

McIntyre Capital Partners, LLC (CRD# 148521) (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, David McPhedran, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

David McPhedran
Managing Partner
McIntyre Capital Partners, LLC

McIntyre Capital Partners, LLC
3 Columbus Circle ◦ 15th Floor ◦ New York ◦ NY ◦ 10019 ◦ (646) 450-3554



BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of McIntyre Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which McIntyre Capital Partners, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the McIntyre Capital Partners, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because McIntyre Capital Partners, LLC limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the McIntyre Capital Partners, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to McIntyre Capital Partners, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

McIntyre Capital Partners, LLC's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McIntyre Capital Partners, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the McIntyre Capital Partners, LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 20, 2026

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com